EXHIBIT 21.0

SUBSIDIARIES OF THE SMALL BUSINESS ISSUER AS OF DECEMBER 31, 2005

	STATE	COUNTRY
YTB International, Inc.	Delaware	United States
YourTravelBiz.com, Inc.	Delaware	United States
YTB Travel Network Inc.	Delaware	United States
YTB Travel Network of Illinois, Inc.	Illinois	United States
d/b/a YTB Travel & Cruises
REZconnect Technologies, Inc.	Delaware	United States